Exhibit 1.02

Conflict Minerals Report of First Solar, Inc.

Introduction

First Solar, Inc., together with its wholly-owned subsidiaries (“First Solar” or the “Company,” “we,” “our,” or “us”) pursuant to the SEC’s final rule (17 CFR Parts 240 and 249b) (the “Rule”) has prepared this Conflict Minerals Report.

We are a global provider of solar energy solutions, focused on providing power solutions across key market segments. We design, manufacture and sell photovoltaic (“PV”) solar modules with an advanced thin-film semiconductor technology and we develop, design, construct and sell PV solar power solutions that use the solar modules we manufacture. Additionally, we provide operations and maintenance (“O&M”) services to plant owners that use solar modules manufactured by us or by other third-party manufacturers. We are the world’s largest thin-film PV solar module manufacturer and one of the world’s largest PV solar module manufacturers. We conduct our business in the highly competitive solar industry and compete against other solar energy companies to provide power solutions. Our mission is to create enduring value by enabling a world powered by clean, affordable solar energy.

We operate our business in two segments:

1.
Components Segment - Our components segment involves the design, manufacture and sale of solar modules which convert sunlight into electricity. We currently manufacture cadmium telluride (“CdTe”) thin-film solar modules (“thin-film solar modules”) and acquired TetraSun, Inc. (“TetraSun”) during 2013, which will allow us the capability of manufacturing high-efficiency crystalline silicon solar modules by the end of 2014. We acquired TetraSun in April 2013 and are in the early stages of production manufacturing start-up activities. During fiscal year 2013, we did not offer the finished TetraSun product to third party customers for consideration, and as such, TetraSun solar modules are not considered a "product" under the Rule and thus not reportable.

2.
Systems Segment - Our fully integrated systems segment provides complete turn-key PV solar power systems or solar solutions leveraging our thin-film solar modules, that draw upon our capabilities, which includes (i) project development, (ii) engineering, procurement, and construction (“EPC”) services, (iii) O&M services and (v) project finance expertise.

Minerals including tantalum, tin, tungsten, and gold (“3TG”) are intentionally added and necessary to the functionality or production of certain of our products (“conflict minerals”). As a user of these conflict minerals in our manufactured or contracted to manufacture products, we are subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Act of 2010 reporting requirements associated with conflict minerals, and the Rule.

First Solar Conflict Minerals Policy

To the extent we source minerals from the Democratic Republic of Congo (“DRC”) or an adjoining country to the DRC (together, the “covered countries”) where known human rights violations have occurred, we are dedicated to protecting and respecting human rights by responsibly sourcing such minerals.  We have a long-standing commitment to conducting our business in compliance with applicable laws and regulations. First Solar condemns human rights abuses associated with the extraction, transport, or trade of minerals.  Similarly, First Solar has a no tolerance policy with respect to corruption, money-laundering, and bribery.  We require the suppliers in our supply chain to agree to follow the same principles.

At the same time, First Solar supports sourcing from the covered countries when performed in accordance with accepted international standards, specifically within the guidance from the Organisation for Economic Co-operation and Development (“OECD”).

To comply with the Rule, we conduct Reasonable Country of Origin Inquiries (“RCOI”) into the smelters and origin of conflict minerals used in our products. If we have reason to believe that a portion of our necessary conflict minerals originate or may have originated in the covered countries and know, or have reason to believe, that those necessary conflict minerals may not be from recycled or scrap sources, we conduct due diligence activities to determine the source and chain of custody of such conflict minerals to determine if they are DRC conflict free or not. We then disclose whether or not those minerals originate from the covered countries.

Suppliers with minerals not found to be DRC conflict free in their sourcing will be given a reasonable amount of time to begin sourcing minerals responsibly and in a manner consistent with the principles of responsible sourcing from conflict-affected areas.

If the supplier is unable or unwilling to find an alternate source, we will no longer do business with the supplier, or we will work with the supplier to find an alternative source of supply.

Description of RCOI Process

In accordance with our policy, we have concluded in good faith that during the 2013 calendar year we have manufactured and contracted to be manufactured products containing certain conflict minerals. Additionally, we initiated the RCOI to understand whether any of the conflict minerals originated or may have originated, in the covered countries and whether such conflict minerals originated from recycled or scrap sources.

We conducted an assessment to determine which of our direct suppliers may be providing components of our products that are likely to contain conflict minerals. We employed a collaborative process to identify the applicable list of components and suppliers to focus our RCOI efforts, consulting with members of our supply chain department including commodity managers, senior management, suppliers, and other individuals familiar with the manufacturing and solar plant sourcing and construction processes. We verified with such personnel that the population of components and suppliers was complete and comprehensive for our 2013 RCOI procedures. We then identified the list of suppliers that we directly procured materials or services from (“tier one” or “direct suppliers”) to survey. These tier one suppliers were confirmed to have supplied products or components to us that contain conflict minerals between January 1, 2013 and December 31, 2013 consistent with our policy statements for applicability to the Rule.

The following Rule applicability conclusions were reached for our business segments:

•
Components Segment - We consider all parts and components that go into the manufacturing and end product of our thin-film solar modules to be applicable to the Rule and included in our RCOI procedures.

•
Systems Segment - We consider our Systems Segment to be primarily a service likened to the construction of a building and not considered a “product” under the Rule. As such, the majority of our balance of system parts and components used within our Systems Segment are not applicable to the Rule as we do not manufacture the parts or components. For the majority of the parts that we contract to manufacture, we generally do not exert design or material specification influence over the parts and components, nor are the parts and components engineered to our specifications. However, there are a limited number of parts and components in our Systems Segment that we have determined to be applicable to the Rule and are included in our RCOI procedures.

Our RCOI consisted of surveying tier one direct suppliers confirmed to have supplied products or components to us that contain conflict minerals that are necessary to their products that are used to manufacture our thin-film solar modules or that we contract to manufacture for our balance of system components used in our Systems Segment. Our tier one direct suppliers conducted a similar survey and RCOI procedures to identify the chain of custody from their suppliers back to the smelter and origin. We relied on information and representations provided by our suppliers relating to the smelter and country of origin.

We also sent notifications to relevant suppliers informing them about the Rule and asking them to complete the conflict minerals standard Electronics Industry Citizenship Coalition/Global e-Sustainability Initiative (“EICC/GeSi”) reporting template. This template includes information regarding the smelters, origin of conflict minerals, supplier due diligence program, and whether the material originates from recycled or scrap sources. Since many of our suppliers are not SEC issuers and are not directly subject to the Rule or are unfamiliar with the reporting requirements, we performed further follow-up via email correspondence, conference calls, and other meetings to (i) address supplier questions about the Rule, (ii) assist in completing the conflict minerals reporting template, or (iii) clarify responses we received. We reviewed the responses received to ensure they were complete and appeared reasonable.

Results of RCOI

We sent surveys to relevant suppliers and received completed surveys from all suppliers included in our RCOI procedures:

•	Components Segment - 85% of our applicable suppliers support our Components Segment. The applicable RCOI results showed that tin is the only conflict mineral of the thin-film solar module part.

•
Systems Segment - 15% of our applicable suppliers support our Systems Segment. The applicable RCOI results showed that tin is the primary conflict mineral of our solar power systems. Additionally, tungsten, tantalum, and gold are the conflict minerals contained in our Tracker system, which contains an electrical gateway and controller which supports functionality to follow the sun’s irradiance throughout the day.

Based on the RCOI conducted for both segments, we have reason to believe that a portion of our necessary conflict minerals originated or may have originated in the covered countries and know, or have reason to believe, that those necessary conflict minerals may not be from recycled or scrap sources. Based on this result, we conducted due diligence activities to determine the source and chain of custody of such conflict minerals as described below.

Framework Used to Develop Due Diligence Measures

In accordance with the Rule, we undertook due diligence efforts to determine the country, mine, or location of origin and facilities used to produce the conflict minerals used in our products. We have designed our due diligence measures to conform in all material respects with the internationally recognized due diligence framework as set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2013) (“OECD Framework”) and related supplements for 3TG.

Due Diligence Undertaken to Comply with the OECD Framework

Our due diligence process for 2013 included the following steps:

1.
Established a Company Management System - We implemented conflict minerals compliance language in our supplier agreements, and communicated our conflict minerals policy to relevant internal and external parties. We formed a cross-functional internal governance team with representatives from our supply chain, legal, sustainability, and finance departments to implement policy statements, control processes, and systems. We also have an existing records retention process and grievance mechanism for reporting violations of policy via our company hotline.

2.
Identified and Assessed Risks in Supply Chain - We conducted our surveys leveraging the EICC/GeSi conflict minerals reporting template, which was sent to all suppliers deemed to be applicable to the Rule. We reviewed the responses from the questionnaires and additional support provided by our suppliers (e.g. letters specifying the conflict mineral’s mine or country of origin) with our supply chain department and senior management. We then made additional requests regarding the accuracy of the suppliers’ statements and certifications to us through requesting written certifications and additional documentation to support their conclusions.

3.
Designed and Implemented a Strategy to Respond to Identified Risks - We developed a risk mitigation plan and held regular meetings with senior management to discuss the information gathered from our due diligence and the identified risks. No instances of known risks to mitigate were identified through our due diligence procedures.

4.
Designed and Carried out Third Party Audits of Suppliers - We leveraged audit results from the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter (“CFS”) Program to determine if a smelter had been certified as conflict free. In addition, we relied on written representations from smelters deemed to be in lower risk regions (e.g. South America) regarding the chain of custody and origin of such minerals smelted. This included receiving written certifications from the smelter regarding the mine of origin.

5.
Report on Supply Chain Due Diligence - Our conflict minerals policy is available at www.firstsolar.com/en/about-us/corporate-responsibility/social-impact and we have disclosed our compliance with the Rule via this Conflict Minerals Report and on Form SD. Our conflict minerals policy is not incorporated herein by reference.

Smelters and Refiners

For our Components Segment, Malaysia Smelting Corp., Malaysia (“MSC”) is the only known smelter identified through our due diligence process that was found to be sourcing from the covered countries.

MSC, which is certified under the CFS program, reported that it sources 15-20% of the tin it produces from predominantly artisanal miners in Central Africa and that the majority of its smelter intake from Central Africa is currently from Rwanda and from the southern Katanga Province of the DRC that is not within the recognized conflict areas of eastern DRC. Further, MSC reported that all tin concentrates purchased from the covered countries is obtained through the International Tin Supply Chain Initiative (“iTSCi”) program which is aligned with the OECD Framework. This information was obtained from publicly available information found on MSC’s website (http://www.msmelt.com/abt_policy.htm).

For our Systems Segment, we do not have a full population of all smelters used in the Tracker component supply chain. Through performance of our RCOI procedures, the supplier of the Tracker components is currently mapping and identifying the smelters and chain of custody of materials in its supply chain.

Due Diligence Efforts to Identify Country, Location and Mine of Origin of Conflict Minerals in Products

After obtaining Conflict Minerals Supplier Forms and related documentation through our RCOI and due diligence processes as described above, we compared the smelters/refiners used by relevant suppliers against an independently verified list of smelters/refiners leveraging the audit results from the CFS program (www.conflictfreesmelter.org) as well as responses in the EICC/GeSi template to gather the country, location and mine of origin information. In addition, for smelters not certified under the CFS program, we obtained written representations regarding the chain of custody and origin of such minerals smelted in order to identify the mine of origin with the greatest amount of specificity possible.

Continuous Improvement Efforts to Mitigate Risk

We intend to take the following steps to solidify our compliance processes in the next reporting period and to mitigate any risk that the necessary conflict materials used in our products may benefit armed groups:

•	Continue to require conflict minerals compliance language in our supplier agreements.

•	Require periodic supplier re-certifications to confirm that their previously reported sourcing information has not changed.

•	Continue to monitor and track the RCOI and due diligence progress of our suppliers including the usage of smelters and refiners which have been certified by the CFS program.